Personalized nutrition and wellness platform for active women



findmycadence.com   Los Angeles, CA

Highlights

1 Seasoned female founders, who've collectively built and launched 20+ products and ventures

2 Advisory board with leading sports dietitians and elite female athletes

3 DTC pilot filled in 72 hrs with 2x waitlist; 80% said Cadence helped them feel in control

4 Pilots validated demand across both elite athletes and active everyday women

5 Pro team used Cadence across pre-season training; saw consistent improvements in energy

 Over 200+ active women joined our waitlist organically in <2 weeks

Featured Investor



Chris Wu in [Follow] Invested $20,000 ⓘ
Syndicate Lead

Impact Investor at Builders Vision

"I'm proud to support Cadence, a game-changing wellness platform designed specifically for female athletes. By harnessing real data from your own body, Cadence empowers women to optimize their performance, recovery, and overall well-being like never before. This is the future of sports science—built for women, by women, and designed to help athletes achieve their peak performance. I've known Claire, Cadence's CEO, for over five years and have been incredibly impressed by her vision, determination, and the tremendous progress she's made in building this company. She is a high-potential startup leader, combining deep expertise with an unwavering commitment to solving a problem she and her co-founders have experienced firsthand. That authenticity and lived experience resonate deeply with me—it's clear that Cadence is built not just with data and innovation, but with real insight into what female athletes need to perform at their best."

Our Team



Claire Marsh Cofounder and CEO

Ex-Technical Product leader @ BCG Digital Ventures, Up.Labs and Kiva.org. Co-founder of Empowered.org. MBA + MS in Design Innovation / Engineering at Northwestern. Collegiate Field Hockey. Lifelong soccer player. Current runner, yogi and HIIT enthusiast.



Lila Cohn Cofounder and COO

Ex-Validation Lead at Menlo Labs and User Research & Strategy at BCG Digital Ventures. MS in Integrated Product Design @ UPenn. Former soccer player; current runner and mom to 2 toddlers.



Becca Glass Design and Brand Advisor

Experience Design @ BCG X and Red Hat. B.S. in Cognitive Brain Science at Tufts. Former D3 Triple Jumper and competitive dancer. Yoga instructor.

Introducing Cadence: The Future of Female Performance

The Problem: A Broken System for Active Women

Let's face it: the world of fitness and nutrition isn't built for women.

We deserve tools that empower us to thrive—yet we're met with weight-loss trackers or generic, (male-focused) performance advice. The result: **70% of female athletes are undernourished,** leading to energy deficiency, hormonal disruption, bone density loss, and a higher risk of injury.

And it's no wonder: <u>the vast majority of sports science research isn't conducted on women</u>, leaving her in the dark about what actually works for HER body.

We deserve better.





are chronically **undernourished**

Up to **70% of female athletes** are undernourished, leading to depleted energy, hormone disruption, decreased bone density, and higher risk for injury.

Source: **womensperformance.com**

Meet Cadence – Nutrition Designed for Performance

We're done with generic tracking apps and one-size-fits-all advice that doesn't understand women's bodies. Cadence uses cutting-edge biomarker testing, wearable data, and AI to create personalized nutrition plans that work for YOU, with tailored insights that help you feel stronger, recover faster, and stay in the game longer throughout your life. From former athletes adjusting post-college to moms balancing it all and women navigating menopause, Cadence evolves with you through life's transitions, not just your next workout.

We're a nutrition platform built specifically for active women. Whether you're crushing a morning run, training for your next marathon, or squeezing in a HIIT class between work and parent-teacher conferences, Cadence helps you fuel for performance.

Here's how it works:

1. **Baseline:** At-home diagnostics + wearable data build a complete health profile.

2. **Gameplan:** A personalized nutrition roadmap tailored to your performance goals.

3. **Insights:** Day-to-day guidance based on real-time activity and trends.



Why Cadence Is Different

Cadence isn't a diet app—it's a performance system, built for women and powered by data from their bodies.

- **Precision Fueling for Women's Bodies:** We use wearables, biomarkers, and self-reported data to personalize nutrition around energy, hormones, and recovery.

- **AI-Powered, Expert-Informed:** Our recommendations are trained on insights from top sports dietitians—not generic nutrition data.

- **Designed for Behavior, Not Just Advice:** We track how women feel, recover, and respond in real time—adapting insights based on actual adherence and needs.

- **Expanding Into Whole-Person Performance** *(coming soon):* We're adding stress, sleep, and emotional data to support holistic training, not just fueling.

- **Building the Largest Female Performance Dataset:** Our proprietary dataset will unlock new research on how women fuel, train, and recover—closing a critical gap in

sports science.



What Are Early Athletes Saying?

Throughout our first 2 pilots we ran, athletes have expressed how much they've appreciated Cadence over the other alternatives out there.

- Nutrition plans feel **truly personalized and reduce decision fatigue**.

- Cadence is described as **more human, supportive**, and tailored than typical apps.

- Athletes report **better energy, faster recovery**, and improved mindfulness around food.

- Passive check-ins (via text or photo) are appreciated — **low-friction and easy to integrate**.

- The majority have expressed a willingness to pay between **$50-250/mo**



Why Now? The Market Is Ready

Women are already spending billions on personalized health solutions—despite a glaring lack of tailored options.

- $14.6B on personalized nutrition and supplements annually, growing at 15.5% CAGR.

- $8.5B on health and fitness coaching and $6.2B on fitness apps.

Cadence meets this demand.



How Cadence Reaches Her: Where Performance Meets Trust

Cadence isn't just showing up in an app store. We're showing up **in the communities where women already train, recover, and push themselves.**

Through a DTC-first strategy anchored in trusted performance communities, we're scaling

acquisition by embedding Cadence into real-world environments where women seek guidance and support.

Our near-term reach spans 23M+ active women, including:

- Rec league athletes and running clubs

- Boutique fitness enthusiasts

- Personal trainers, coaches, and class instructors

- Physical therapists, RDs, and OB-GYNs focused on performance health

- Women-led wellness groups navigating hormonal transitions, postpartum, or competitive goals

These identity-led channels help us drive **cost-efficient, high-trust acquisition** — through studio partnerships, instructor-led content, and referral ecosystems where Cadence becomes part of the performance conversation.

And as we grow, we'll expand into **institutional partnerships** with colleges, elite teams, and high-performance clubs—reaching **4M+ competitive athletes** through scalable licensing models.

Cadence unlocks a powerful opportunity by serving a large market of women already seeking smarter performance support —while building toward a B2B layer that serves competitive athletes and teams. Together, this creates an $18.6B market we're uniquely positioned to lead.

we're uniquely positioned to lead.

Team: Tech Builders, Athletes, Female Health and Nutrition Experts

We're women building for women. Our team blends expertise in product design, technology, and performance nutrition. Backed by an advisory board of doctors, athletes, and leading sports dietitians, we're here to close the female performance gap.



How We'll Use Your Investment

We're raising $250K of our $1.5M raise through this community round to build and launch our launch our Cadence Beta in 2025 and get us to revenue by end of summer. Your investment will:

- Fund development of MVP

- Refine the product through in-market testing

- Test GTM distribution partnerships and strategies

Join the Movement. Invest in Cadence.

By investing in Cadence, you're not just funding an app—you're fueling a movement to empower women everywhere. We're doing this community round because we wanted hundreds of women and their supporters alike to join in on this movement. Together, we can close the female performance gap for good.

Don't just watch history get made. Be part of it.

